Reviewed Financial Statements

LifeHouseNow, LLC
For The Period from August 13, 2020 (Inception) to August 17, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Members of
LifeHouseNow, LLC
Beverly Hills, California

We have reviewed the accompanying financial statements of LifeHouseNow, LLC. (a California limited liability company), which comprise the balance sheet as of August 17, 2020, and the related statements of operations, changes in members' equity, and cash flows for the period from August 13, 2020 (Inception) to August 17, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
August 17, 2020

Balance Sheet


LifeHouseNow, LLC
As at 17 August 2020


Assets

Current Assets	
Cash and Cash Equivalents	-
Total Current Assets	**-**
Total Assets	**-**

Liabilities and Equity

Liabilities	
Non-Current Liabilities	
Notes Payable - Related Party	1,654
Total Non-Current Liabilities	**1,654**
Total Liabilities	**1,654**
Equity	
Contributed Capital - Founders	-
Current Year Earnings	(1,654)
Total Equity	**(1,654)**
Total Liabilities and Equity	**-**

Reviewed - See accompanying notes

Income Statement


LifeHouseNow, LLC

13 August 2020 to 17 August 2020


	17 Aug 20
Gross Profit	-
Operating Expenses	
Professional Fees	600
Total Operating Expenses	**600**
Operating Income / (Loss)	**(600)**
Other Income and Expense	
Organizational Costs	(1,054)
Total Other Income and Expense	**(1,054)**
Net Income / (Loss) before Tax	**(1,654)**
Net Income	**(1,654)**
Total Comprehensive Income	**(1,654)**

Reviewed - See accompanying notes

Statement of Changes in Members' Equity

LifeHouseNow, LLC

For the period August 13, 2020 to August 17, 2020

	AUG 13-AUG 17, 2020
Equity	
Starting Balance	-
Members' Capital Contribution	-
Current Period Earnings (Loss)	(1,654)
Total Equity	**(1,654)**

Reviewed - See accompanying notes

Statement of Cash Flows

LifeHouseNow, LLC

For the period August 13, 2020 to August 17, 2020

	AUG 13-AUG 17, 2020
Operating Activities	
Payments to suppliers	(1,654)
Net Cash Flows from Operating Activities	**(1,654)**
Financing Activities	
Proceeds from issuance of long-term notes	1,654
Proceeds from Member's capital contribution	-
Net Cash Flows from Financing Activities	**1,654**
Net Cash Flows	**-**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-
Net change in cash for period	**-**

Notes to the Financial Statements (Reviewed)
LifeHouseNow, LLC
For The Period from August 13, 2020 (Inception) to August 17, 2020

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

LifeHouseNow, LLC. ("the Company") is a limited liability company ("LLC") formed under the laws of the State of California.

The Company was founded on August 13, 2020 for the purpose of operating as an E-commerce retailer. The anticipated date of grand opening is August 17, 2020.

LIFEHOUSE is an e-commerce retailer with a high speed, super high growth Consumer Products Company operating in the Home Furniture Products Vertical. Business Ownership uses a laser-guided approach to product development, branding and performance marketing.

Management's Plans
The company is starting by implementing existing paths of established markets and manufacturers. The initial goal of the founders is combining amazing synergetic tools of growth, but it is only scratching the surface of its growth capabilities based on current R&D and Pipeline developments, which is spectacular given that they are growing at a breakneck speed every month. Traffic will be driven to the Branded Website through a large network of Affiliates, the business will start with established markets at Amazon, eBay and other Marketplaces, including Social Media. LIFEHOUSE COMPETITIVE POINT: Low price of mass used house furnishing products.

The Company believes that access to operating capital raised in the equity crowdfunding offering will enable the Company to execute its plan and continue its growth and expansion.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties
Launching an E-commerce site and funding inventory requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Organizational Costs

Organizational costs are expensed as incurred. Organizational costs recognized during the period from August 13, 2020 (inception) through August 17, 2020 totaled $1,054.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying financial statements consists primarily of such items.

Income Taxes (Continued)

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Notes Payable - Related Party

The Company obtains temporary funding to cover operational costs from its founders. During the period from August 13, 2020 (inception) through August 17, 2020, the company issued a series of notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The Notes do not accrue interest. The principal is due within thirty days of the founding member providing the Company written notice of demand. As of August 17, 2020 the total combined balance of the notes was $1,654.

Member's Equity

As of August 17, 2020, the Company's ownership consists of a single member.

The ownership by a Member, shall entitle such Member to allocations of Net Income and Net Loss and other items of income, gain, loss or deduction, and distributions of cash and other property. All Company's ownership was issued to founding members during the period from August 13, 2020 (inception) through August 17, 2020.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the
use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company will have transactions with the following related party entities managed by the same owners:
- BB Investment Holdings

NOTE F - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the state of California. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to August 17, 2020, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.